PRICING SUPPLEMENT NO. 1
Dated December 8, 2004
To Prospectus Dated October 20, 2003 and
Prospectus Supplement Dated December 12, 2003
Filed under Rule 424(b)(3)
File No. 333-109211

CUSIP No.: 88579EAA3

3M COMPANY
$1,500,000,000 MEDIUM-TERM NOTES, SERIES D
FLOATING RATE NOTE

Principal Amount:	$62,326,000
Proceeds to Company:	$61,702,740
Coupon:	3 Month LIBOR—35 basis points
Base Rate:
3 Month LIBOR Rate. The "3 Month LIBOR Rate" means the rate for deposits in U.S. dollars for the 3-month period commencing on the applicable Interest Reset Date that appears on "Telerate Page 3750" at approximately 11:00 A.M., London time, on the second London business day prior to the applicable Interest Reset Date; provided that the interest rate in effect from the Original Issue Date to the first Interest Reset Date (March 15, 2005) will be based on the 3 Month LIBOR Rate as calculated on the second London business day prior to the Original Issue Date (December 13, 2004).
Specified Currency:	U.S. Dollars
Original Issue Date:	December 13, 2004
Maturity Date:	December 15, 2044
Interest Payment Dates:	Interest is payable quarterly on March 15, June 15, September 15, and December 15 of each year, commencing on March 15, 2005.
Reset Convention/Interest Reset Dates:
The interest rate will be reset quarterly. The quarterly LIBOR rate will be determined on the second London business day prior to the first day of each quarterly reset date (the "Interest Reset Dates"). The Interest Reset Dates are March 15, June 15, September 15, and December 15 of each year, commencing on March 15, 2005.

Put Provision:	The Notes will be repayable at the option of the holder on at least 30 days notice on the following days and at the following prices (expressed as a percentage of the Principal Amount):
Repayment Date	Price
December 15, 2005	98.00%
December 15, 2006	98.00%
December 15, 2007	98.00%
December 15, 2008	98.00%
December 15, 2009	99.00%
December 15, 2010	99.00%
December 15, 2011	99.00%
December 15, 2012	99.00%
December 15, 2013	99.00%
December 15, 2014 and on every anniversary thereafter to maturity	100.00%
Call Provision:
The Notes may be redeemed at any time, at the option of the Company, in whole or in part, in amounts of $1,000 or any multiple of $1,000 at the following redemption prices, if redeemed during the 12 month period beginning on December 15 of any of the following years (expressed as a percentage of the Principal Amount):
Call Date	Price
2034	105.00%
2035	104.50%
2036	104.00%
2037	103.50%
2038	103.00%
2039	102.50%
2040	102.00%
2041	101.50%
2042	101.00%
2043	100.50%
2044	100.00%
Minimum Denominations:	The Notes will be issued in denominations of $1,000 and in integral multiples of $1,000.
Day Count Convention:	Actual/360
Form:	DTC, Book-Entry
Agents:	UBS Securities LLC Citigroup Global Markets Inc.

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of this passive income test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation for the purposes of computing the amount of passive investment income for purposes of Section 1042.

We believe that less than 25 percent of our affiliated group's gross receipts is passive investment income for the taxable year ended December 31, 2003. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable.

We cannot give any assurance as to whether we will continue to meet the passive income test. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated our affiliated group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Prospective purchasers of the Notes should consult with their own tax advisors with respect to these and other tax matters relating to the Notes.

The Notes are a new issue of securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

As of the date of this Pricing Supplement, the aggregate principal amount (or its equivalent in other currencies) of Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $62,326,000.

Additional Information:
Principal Amount Allocation:
UBS Securities LLC	$38,541,000
Citigroup Global Markets Inc.	$23,785,000
Net Proceeds to Collect:
UBS Securities LLC	$38,155,590
Citigroup Global Markets Inc.	$23,547,150
DTC Participation Numbers:
UBS Securities LLC	0642
Citigroup Global Markets Inc.	0418